SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                 For the fiscal year ended December 31, 1999


                       Commission file number 1-8951


                            M.D.C. Holdings, Inc.
                            401(k) Savings Plan
                            3600 South Yosemite
                                 Suite 900
                           Denver, Colorado 80237
                           ----------------------
                     (Full Title and Address of the Plan)



                              M.D.C. Holdings, Inc.
--------------------------------------------------------------------------------
           (Name of Issuer of Securities held pursuant to the Plan)


                           3600 South Yosemite Street
                                   Suite 900
                             Denver, Colorado 80237
                             ----------------------
               (Address of Principal Executive Office of Issuer
                 of the Securities Held Pursuant to the Plan)

                                  REQUIRED INFORMATION


1. Audited Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

2. Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

3. Notes to Financial Statements (with Fund Information) (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

4. Schedule 1 - Item 27a - Schedule of Assets Held for Investment purposes as of December 31, 1999 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

5. Schedule 2 - Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1999 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 29, 2000                       M.D.C. Holdings, Inc. 401(k) Savings
                                          Plan



                                           By: /s/ Daniel S. Japha
                                               -------------------------
                                               Daniel S. Japha
                                               Plan Administrator

                                   EXHIBITS
                                   --------


Exhibit                         Description
-------                         -----------

23.1            Consent of PricewaterhouseCoopers LLP.

99.1 M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information